FEDNAT HOLDING COMPANY

14050 N.W. 14th Street

Suite 180

Sunrise, FL 33323

January 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	David Gessert, Staff Attorney

Re:	FedNat Holding Company

Registration Statement on Form S-4

Filed January 16, 2020

File No. 333-235941

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-235941) (the “Registration Statement”), of FedNat Holding Company. We respectfully request that the Registration Statement become effective as of 2:00 p.m., Washington, D.C. time, on Friday, January 31, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Nina S. Gordon of Nelson Mullins Riley & Scarborough LLP, by email at nina.gordon@nelsonmullins.com or by telephone at (305) 373-9426.

Very truly yours,

/s/ Ronald A. Jordan

Ronald A. Jordan
Chief Financial Officer